UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

Results of Annual General Meeting of Shareholders

On June 2, 2025, Mainz Biomed N.V. (the “Company”) held an Annual General Meeting of Shareholders (the “Annual General Meeting”). All proposals brought before the holders of the Company’s ordinary shares at such meeting were approved. Minutes announcing the results of the Annual General Meeting are attached hereto as Exhibit 99.1.The final results of each of the agenda items submitted to a vote by the shareholders are as follows:

At the Annual General Meeting, a total of 182,883 shares (or 5.31%) of the Company’s issued and outstanding shares of record held as of May 5, 2025, the record date for the Annual General Meeting, were present either in person or by proxy. At the Annual General Meeting, the following proposals were voted on and approved:

1.	Adoption of the statutory annual accounts for the financial year ended 31 December 2024:

Votes For	Votes Against	Abstentions
150,635	30,417	1,831

2.	Discharge from liability of the directors for their management and supervision during the financial year ended 31 December 2024:

Votes For	Votes Against	Abstentions
115,880	64,373	2,630

3.	Amendment of the articles of association and authorisation of CMS Derks Star Busman N.V., to have the deed of amendment of articles of association executed:

Votes For	Votes Against	Abstentions
138,666	38,752	5,465

4.	Extension of the authorisation of the board to acquire ordinary shares or depositary receipts thereof:

Votes For	Votes Against	Abstentions
137,160	38,212	7,511

5.	Extension of the authorisation of the board to acquire preferred shares or depositary receipts thereof:

Votes For	Votes Against	Abstentions
131,759	38,433	12,691

6.	Cancellation of ordinary shares held by the Company:

Votes For	Votes Against	Abstentions
128,527	49,017	5,339

7.	Reappointment of Mr. G. Bächler as executive director:

Votes For	Votes Against	Abstentions
142,104	37,709	3,070

8.	Reappointment of Mr. H.J. Hekland as non-executive director:

Votes For	Votes Against	Abstentions
138,833	41,417	2,839

9.	Reappointment of Mr. G.J. Tibbitts as non-executive director:

Votes For	Votes Against	Abstentions
138,833	41,207	2,843

10.	Reappointment of Dr. H. Dreismann as non-executive director:

Votes For	Votes Against	Abstentions
144,010	35,936	2,937

11.	Approval of the 2025 Omnibus Incentive Plan:

Votes For	Votes Against	Abstentions
131,125	49,463	2,295

12.	Amendment of the remuneration policy and confirmation of awards granted to directors:

Votes For	Votes Against	Abstentions
119,445	59,631	3,807

13.	Assignment of Kreston Lentink Audit B.V. as Dutch auditor and authorisation of the board to assign a US auditor at its discretion for the financial year ending 31 December 2025:

Votes For	Votes Against	Abstentions
154,459	27,070	1,354

This current report on Form 6-K and the exhibit hereto are hereby incorporated by reference into our registration statement on Form F-3 (no. 333-269091) as well as our registration statement on Form S-8 (no. 333-273203).

Exhibit No.	Exhibit
99.1	Board Minutes Regarding the Annual General Meeting dated June 3, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 5, 2025	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title	Chief Financial Officer

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